Exhibit 99.1

Uxin Responds to Recent Allegations

Beijing, China, April 22, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today responded to the false and misleading allegations made by a report (the “Report”) published by J Capital Research on April 16, 2019.

The Company believes that the allegations in the Report are unfounded, and the Report contains numerous errors of fact, misleading speculations and malicious interpretations of events, and reflects a general misunderstanding of Uxin’s business model and China’s used car industry. To protect the interests of its shareholders, the Company hereby provides its responses to the allegations raised in the Report below.

False allegation 1: “Overstated transaction volume”

The Report alleges that Uxin has been “exaggerating its transaction volume by as much as 40%”. The Company responds to each of the Report’s key errors below.

•                      Coverage of business operation

The Report shows a lack of basic knowledge of China’s administrative divisions. In China, prefecture and county-level cities are administered by province-level municipalities or provincial capitals. Additionally, prefecture-level cities also have respective county-level cities under their administration. Uxin’s business operation reflects such administrative divisions. On Uxin’s mobile app, when clicking into their first-level city, users will see a list of second-level cities and regions that are linked to the first-level city through these administrative hierarchies. (Please see Example 1 and Example 2.) Uxin currently has business operation in about 900 cities and regions across China, including all levels of these administrative divisions.

Example 1: Chengdu, the provincial capital of Sichuan Province, and its county-level cities and regions

Example 2: Linfen, a prefecture-level city in Shanxi Province, and its county-level cities and regions

•                      Number of online listings

a.              Cross-regional used car listings

One of Uxin’s key competitive advantages lies in its ability to fulfill cross-regional transactions. On Uxin’s platform, as long as a used car meets transfer-in criteria and is allowed in the cities where users are located, it will be displayed to all users in the allowing cities and available for purchase in all of these cities. Users in different cities across China will see different prices for the same car because the distance between the geographic location of the used car and the location of the potential buyer varies from user to user. A car’s selling price listed on Uxin’s platform includes both the title transfer and logistics fees, which vary depending on the distance between where the car is located and where the buyer is located. (Please see Example 3.) Although the same car is shown to users in multiple cities and regions where it is allowed to be transferred in, the car only counts as one vehicle on Uxin’s platform. A car will be assigned two sets of vehicle codes depending on whether it is tagged as a car with or without financing packages, but this is only for the ease of internal order track and the car still counts as one vehicle. Therefore the allegation of repeated counting vehicles is entirely groundless.

Example 3: A VW Polo, hatch-back, 2016, 1.6L, automatic and comfort-oriented; shown in four cities — Cangzhou, Chongqing, Shenyang and Foshan with different prices.

b.              Seasonality

China’s used car industry experiences clear seasonality, as players in the industry generally experience low season in the first half of the year and high season in the second half. Uxin’s listings also reflect this seasonality. In the fourth quarter of 2018 (peak season), Uxin had a real-time listing of approximately 200,000 used cars. The current (low season) real-time listing is approximately 130,000 used cars.

c.               Listing removal and upload

Uxin has a dedicated team which monitors used cars in the used car market at least once every two days. Once a used car has been sold, the dedicated team will make sure that the listing is removed within 48 hours, ensuring that Uxin’s used car listings are as accurate as possible. For a new listing, Uxin is only able to conduct a thorough inspection when the Company receives the car key from the dealer. Uxin provides a standardized inspection service for dealers and uploads the car listing for free. As Uxin creates additional sales opportunities for dealers without requiring them to pay any upfront fees, the Company believes dealers have no incentives to reject such free service.

d.              Non-exclusivity

Since its inception, Uxin has always served as a transaction platform which enables dealers to conduct used car business more efficiently in China. Uxin has never functioned as an online dealer itself by taking inventory. As the Company does not take used car inventory, the listings on Uxin’s platform have never been exclusive and naturally can be found on other platforms as well. Different from car-listing sites that only provide basic information about used cars, Uxin operates as a transaction-centric platform by inspecting used cars listed on its platform, facilitating transactions and providing warranty programs, as well as offering a full suite of transaction services throughout the entire value chain, including logistics, title transfer and offline fulfillment. Uxin not only helps address the issue of trust between car buyers and dealers, but also gets deeply involved and facilitates transactions for dealers.

•                     Revenue per car

In connection with the intra-regional 2C business, Uxin facilitated a certain number of used car transactions free of service charge. The transaction facilitation take rate disclosed in the Company’s earnings release is a blended average take rate, measured by the revenue of 2C used car transaction facilitation business divided by the GMV of 2C business.

•                     Sales consultant productivity

In 2018, Uxin’s top sales consultants typically recorded monthly sales of 20~30 used cars, much higher than the 10 used cars falsely claimed in the Report.

•                     Taking no used car inventory

Uxin has always served as a transaction platform which enables dealers to conduct used car business more efficiently in China, and the Company does not take used car inventory.

The Uxin lot located in Shijiazhuang mentioned in the Report is an offline fulfillment center, where cars are waiting to be picked up by car buyers or to be delivered out of the city. Uxin does not buy or own the cars, which is why the cars parked there all hold temporary license plates. The Shijiazhuang lot provided as evidence in the Report actually proves Uxin’s capabilities of facilitating cross-regional transactions.

False allegation 2: “Undisclosed debt”

The total outstanding principal balance of loans facilitated by Uxin through its platform as of December 31, 2016 and 2017 and March 31, 2018 have been disclosed on page 17-18, F-19 and F-92 in the prospectus dated June 27, 2018 in connection with its IPO (the “Uxin IPO Prospectus”). The Company will continue to disclose material information in its future SEC filings in accordance with applicable securities laws and SEC rules.

As to the reason why Uxin does not need to record the outstanding principal balance of loans facilitated on its balance sheet as liabilities under U.S. GAAP, please refer to Uxin’s correspondence with SEC on March 23, 2018 (response to Comment 35 on page 17).

False allegation 3: “Fake values”

Uxin helps consumers take out loans from banks through its loan facilitation services. Consumers sometimes have the needs to lower purchase barriers and want to finance not only the car price, but also insurance, purchase tax and service fees. Per the car buyer’s request, Uxin also works with banks to provide such auto financing options. If the consumer chooses one or more additional items to be financed on top of the car price, the total loan amount will be higher than that if he only finances the car price.

In connection with the loan facilitation services, Uxin only charges service fees, which together with other related fees and expenses, are specifically listed in the contract. Down payment from consumers and loan amount approved and granted by the bank are all paid to the third parties, such as the dealer and insurance company. Uxin maintains very high transparency regarding all the financing related fees and expenses, and currently has three measures designed to ensure that car buyers know all relevant details regarding their loans.

1.              The loan applicant must sign a detailed payment summary which lists the loan amount and all related fees and expenses.

2.              When signing a loan agreement, the loan applicant must read out the loan amount, tenor, down payment and monthly repayment. The entire process is recorded and archived.

3.              Once the transaction has been completed, the car buyer can check loan-related details on Uxin’s mobile app. (Please see Example 4.)

Example 4: Loan related details, including contract and agreement, payment summary, etc.

In addition, Uxin leverages its AI-enabled pricing engine to evaluate a car’s residual value and generate pricing insights. The Company is very confident in the effectiveness of its pricing system.

False allegation 4: “Circular transactions”

GMV is not the Company’s revenue. The Company only recognizes transaction facilitation service fees received as revenue in accordance with U.S. GAAP.

Payment through POS machines is one of the ways that buyers can make a payment. Uxin is working with third-party payment companies that provide POS machines. All the hardware equipment and software systems are developed by the third-party companies under stringent regulations. Uxin cannot access the equipment manufacturing or software programming. When a consumer buys a car on Uxin’s platform and makes a payment via the POS machine, the POS machine processes a T+0 settlement directly between the car buyer and the dealer. The payment is made through an account on the third-party platform, and Uxin does not hold the payment for any period of time, allowing the dealer to receive the payment instantaneously.

Uxin has never paid dealers to buy fake transaction volume, and thus no such costs have ever been incurred. Regarding cars without any financing package attached, sales consultants are not allowed to “brush” transaction volume by purchasing invoices/receipts and contracts. This is because the Company inspects and certifies used cars sold through Uxin’s platform, and only authentic transactions can be traced back to a text plus picture inspection or video inspection report. For financed cars, it is even less likely for sales consultants to “flush” sales by buying invoices/receipts from dealers, because auto financing related transactions are not recognized simply with invoices/receipts. Instead, Uxin can only recognize an auto financing transaction if and when the loan applicant has passed both the bank’s and Uxin’s credit assessment systems, conducted a recorded interview, which will be reviewed by headquarters, obtained approval for the loan, and the money has been successfully wired out from the bank. In addition, similar to non-financed transactions, only authentic financed transactions can be traced back to a text plus picture inspection or video inspection report. Uxin charges a loan facilitation fee in a standardized manner. All payment items are specifically listed in the contract in a transparent manner to car buyers. Sales consultants have no authority to change the fee rates, nor does Uxin believe they have means to do so.

False allegation 5: “Overstated inventory”

In line with the Company’s response to False allegation 1, Uxin only counts each used car once, although it may be shown on Uxin’s platform in multiple cities and regions with different prices. In addition, used car listings are affected by seasonality. Uxin does not take used car inventory and thus no car listings are exclusive. The allegation that Uxin is “overstating inventory” thus reflects a complete misunderstanding of the company’s business model.

Uxin has always served as a transaction platform which enables dealers to conduct used car business more efficiently in China, and does not take used car inventory.

False allegation 6: “Siphoning Cash”

•                      Allegation of Mr. Kun Dai taking $100 million out of Uxin before IPO

As previously disclosed in the Uxin IPO Prospectus, Mr. Kun Dai and/or his controlled entities borrowed an aggregate of US$107.7 million from Uxin, with principal and interest totaling US$114 million (please refer to page 176 in the Uxin IPO Prospectus). All of the aforementioned borrowings were used for Mr. Dai’s payment of consideration to increase his shareholding in Uxin between 2015 and 2017, and the costs and interest incurred in connection with third-party loans that were also taken out for these shareholding increases. The allegation that Mr. Dai is “walking away with $100 mln in cash” at the cost of US$7.2 million is completely untrue, and the cost of “$7.2 million” is purely groundless and speculative.

As previously disclosed in the Uxin IPO Prospectus, before the IPO, and with the Board’s and shareholders’ approval, Mr. Dai repaid all of the outstanding principal and accrued interest on these loans, which totaled US$114 million, by surrendering to Uxin 37,990,840 shares for cancellation at either the IPO price or the price in Uxin’s last round of financing prior to the IPO, whichever is lower (please refer to page 176 in the Uxin IPO Prospectus).

The issuance and grant of restricted shares to Mr. Dai with the Board’s approval, and his repayment of loans by surrendering shares to the Company for cancellation are two completely separate matters involving different business purposes, conditions and securities involved. Please refer to the Company’s correspondence with SEC on June 13, 2018 (response to Comment 7 on page 6).

•                      Allegation of Mr. Kun Dai “netting $180 mln from a ‘forced’ share sale” after IPO

According to the Schedule 13D filed by Huarong SPV with the SEC on December 26, 2018, and Schedule 13Gs filed by relevant shareholders with the SEC, before Uxin’s IPO Huarong SPV provided a loan of US$100 million to Kingkey New Era Auto Industry Limited (“KK Entity”), an entity jointly controlled by Mr. Kun Dai and others, and KK Entity used the loan proceeds to purchase shares issued by Uxin in the second last round of pre-IPO financing, and pledged all its shares in Uxin to Huarong SPV to secure the loan.

As disclosed in the Schedule 13D filed by Huarong SPV and the Schedule 13Gs filed by relevant shareholders, after the Uxin IPO, Huarong SPV and KK Entity signed a supplemental agreement imposing additional obligations upon KK Entity in relation to a margin call arrangement including a LTV ratio. As a result of the volatility of Uxin’s stock price, the LTV ratio rose above the agreed threshold and the margin call was triggered. Huarong SPV enforced the margin call arrangement and KK Entity transferred the pledged 57,045,450 Class A ordinary shares (representing approximately 6.8% of Uxin’s outstanding Class A ordinary shares at the time) to Huarong SPV accordingly. When KK Entity transferred the shares, Huarong SPV did not pay any cash consideration to KK Entity. In addition, Mr. Kun Dai confirmed that he did not receive any cash from Huarong SPV upon or subsequent to the transfer, and that he had never voluntarily sold any shares in Uxin as alleged in the Report. The allegation that Mr. Kun Dai “netted $180 mln from a ‘forced’ share sale” is entirely groundless and speculative.

Before the IPO lock-up restrictions expired on December 25, 2018, to the knowledge of the Company, neither pre-IPO shareholders nor Huarong SPV converted the ordinary shares they held in Uxin into ADSs, or sold any ADSs representing Uxin ordinary shares into the open market before the lock-up restrictions expired.

False allegation 7: “Well-known in China as a cheat”

Before Uxin entered the used car market, there were no large-scale inspection or certification services in China’s used car market, let alone one-stop cross-regional transaction services. Through years of dedicated effort from Uxin and other industry players, used car transaction services in China have gradually evolved and become much more standardized. Today, the used car market provides consumers with transparent car conditions, appropriate warranty programs and comprehensive aftersales services. Uxin has developed a unique and innovative business model, and is very confident that it has been playing an important role in the development of China’s used car industry.

Uxin is still developing, and welcomes scrutiny from consumers and media alike, and is open to any criticism on the shortcomings of its services. The Company will continue to optimize its services to meet consumer needs and enhance user satisfaction.

However, the Company strongly condemns the publisher of the Report defaming Uxin as “well-known in China as a cheat.” Uxin has long been upholding its principle that consumers and integrity come first. Over the past eight years, Uxin has upgraded its inspection products 8 times, expanded the inspection check points from 174 to 315, extended its quality-related return policy from 14 days to 30 days, and expanded warranty coverage from 10 to 15 systems. The Report overlooks the appreciation shown by consumers, media, industry players and the regulators for Uxin’s services, and jumps to conclusions simply based on some groundless articles. It not only defames Uxin, but also misleads the public and the capital markets.

False allegation 8: “Fake inspection process”

Another one of Uxin’s key competitive advantages lies in its industry-leading inspection capabilities. The Company has highly-standardized and strict inspection procedures. Inspectors have to receive professional training on inspection techniques and quality control in Uxin College and pass relevant tests before providing inspection services. By leveraging Uxin’s inspection devices and systems, such as Check Auto, inspectors can generate a standardized video inspection report while inspecting the used car. Please refer to the links below for an introduction video of Uxin’s inspection devices and an example of a video inspection report. Please note that these videos are in Chinese.

•                      Introduction of inspection devices: www.xin.com/chake_tools.html

•                      Video inspection report: https://www.xin.com/rek4jj5kmg/che72959404.html?cityid=909

False allegation 9: “Transaction volume decline in 2019”

China’s domestic used car market is marked by seasonality. Players in the market generally experience low season in the first half of the year and high season in the second half. Both dealers’ sales and Uxin’s transaction volume are subject to this seasonal influence. As disclosed in the Uxin IPO Prospectus and its prior quarterly earnings releases, Uxin typically has relatively lower transaction volume in the first and second quarters, but significantly higher transaction volume in the third and fourth quarters. The Report has not only overlooked the seasonality that applies to both dealers and Uxin, but also only surveyed dealers in top-tier cities, thus making the results highly unrepresentative.

As the Company stated in its earnings release for the fourth quarter of 2018, Uxin expects its total revenues in the first quarter of 2019 to be in the range of RMB900 million to RMB950 million, representing year-over-year growth of 39% to 46%, and quarter-over-quarter decline of 16% to 21%. The revenue guidance reflects the seasonal factors described above.

False allegation 10: “Holding stakes in offline dealer”

Uxin, Lentuo and Bitauto established a joint venture in 2014, but the joint venture has never actually conducted business operations ever since.

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 850 service centers in about 900 cities and regions across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward- looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com